As filed with the Securities and Exchange Commission on June 16, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
(under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934)
(Amendment No. 1)

CLAYTON HOMES, INC.

(Name of Subject Company (Issuer))

CLAYTON HOMES, INC.

(Name of Filing Person (Offeror))

Options to Purchase Shares of Common Stock, $.10 Par Value Per Share

(Title of Class of Securities)

184190-10-6

(CUSIP Number of Class of Securities)

Kevin T. Clayton

Chief Executive Officer and
President
5000 Clayton Road
Maryville, Tennessee 37804
(865) 380-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

Copies to:

Allen C. Goolsby, Esq.
Hunton & Williams
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219
(804) 788-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$19,186,012	$1,552

*Based upon the purchase of all options for which this offer is being made.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,419	Filing Party:	Clayton Homes, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	April 18, 2003

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

SIGNATURE
EXHIBIT INDEX
EX-99.A.1.A OFFER TO PURCHASE OPTIONS
EX-99.A.1.B FORM OF ELECTION TO TENDER OPTIONS
EX-99.A.1.C - LETTER TO OPTION HOLDERS

          This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Clayton Homes, Inc., a Delaware corporation (the “Company”), on May 13, 2003 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase for cancellation certain of its outstanding options to purchase shares of its common stock, $.10 par value per share, for a cash payment (which will be reduced by tax withholding), as set forth on a per option basis in the table below:

		Number of
		Eligible Options	Cash Payment Per
Grant Date	Exercise Price	as of June 16, 2003	Eligible Option	Total

11/10/93	$7.22	109,525	$5.28	$578,292.00
1/03/94	7.22	20,366	5.28	107,532.48
2/09/94	7.22	17,471	5.28	92,246.88
11/09/94 (vested)	7.22	243,852	5.28	1,287,538.56
11/09/94 (unvested)	7.22	8,540	4.20870	35,942.30
7/01/94	7.53	14,640	3.72318	54,507.36
7/01/93	7.54	9,150	4.96	45,384.00
7/02/97	8.19	133,670	4.77769	638,633.82
12/08/93	8.27	5,953	4.23	25,181.19
5/11/94	8.29	5,490	4.21	23,112.90
7/03/00	8.38	85,700	5.36541	459,815.64
7/03/95	8.51	134,688	3.82586	515,297.43
11/01/00	9.31	565,875	4.14480	2,345,438.70
10/27/99	9.38	455,500	3.63089	1,653,870.40
11/14/96 (vested)	10.32	233,729	2.18	509,529.22
11/14/96 (unvested)	10.32	14,058	1.76681	24,837.81
10/30/02	11.19	779,250	4.20703	3,278,328.13
7/01/97	11.50	30,625	3.66771	112,323.62
7/01/99	11.88	65,300	4.15245	271,154.99
11/12/98	11.90	737,680	2.10245	1,550,935.32
11/12/97	12.60	382,501	0.83540	319,541.34
7/01/96	12.80	21,087	2.86583	60,431.76
10/30/01	13.55	923,650	3.30030	3,048,322.09
11/08/95	13.70	295,334	2.28863	675,910.26
1/01/99	13.81	280,000	1.64012	459,233.60
7/01/02	15.28	127,500	4.03075	513,920.63
7/02/01	15.65	85,500	3.49858	299,128.59
7/01/98	15.75	65,875	3.03030	199,621.01
Total		5,852,509		$19,186,012.03

          The offer is limited to vested and unvested options granted under the Company’s 1991 Employee Stock Incentive Plan, 1994 Directors’ Equity Plan and 1997 Employee Stock Incentive Plan and vested options granted under the Company’s 1996 Outside Directors Equity Plan. The Company’s offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2003 (the “Offer to Purchase”), and in the related election form, which, as amended or supplemented from time to time, together constitute the offer, copies of which are attached as Exhibit (a)(1)(A) and (a)(1)(B), respectively, and incorporated herein by reference. Subject to the terms and conditions set forth in the Offer to Purchase and the related election form, all eligible options tendered and accepted by the Company pursuant to the offer will be purchased and cancelled.

          This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

          The information in the Offer to Purchase and the related election form, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in response to Items 1, 2, 4, 5, 6, 7, 8 and 11 of this Schedule TO.

Item 3.     Identity and Background of Filing Persons.

          (a) The issuer of the securities to which this Schedule TO relates is Clayton Homes, Inc., a Delaware corporation (the “Company”), and the address of its principal executive offices is 5000 Clayton Road, Maryville, Tennessee 37804. The following table names each person specified in Instruction C to Schedule TO. Each person’s business address is the same as the Company’s, 5000 Clayton Road, Maryville, Tennessee 37804, and each person’s business telephone number is (865) 380-3000.

Name	Position

James L. Clayton	Chairman of the Board of Directors
B. Joe Clayton	Director
Kevin T. Clayton	Director, Chief Executive Officer and President
Steven G. Davis	Director
Dan W. Evins	Director
Wilma H. Jordan	Director
Thomas N. McAdams	Director
C. Warren Neel	Director
David M. Booth	Executive Vice President and President, Retail
Richard D. Strachan	Executive Vice President and President, Manufacturing
John J. Kalec	Executive Vice President and Chief Financial Officer
Walter A. Morgan	Vice President and General Manager, Communities

Item 9.     Persons/Assets, Retained, Employed, Compensated or Used.

          Not applicable.

Item 10.     Financial Statements.

          Not applicable.

Item 12.     Material to be Filed as Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 16, 2003.
(a)(1)(B)	Form of Election to Tender Options.
(a)(1)(C)	Letter to Eligible Option Holders.
(a)(2)-(5)	Not applicable.
(b)	Not applicable.
(d)(1)(A)	Agreement and Plan of Merger, dated as of April 1, 2003, by and among Berkshire Hathaway Inc., B Merger Sub Inc. and the Company (filed as Exhibit 2.1 to the Current Report on Form 8-K, filed April 2, 2003, and incorporated herein by reference).
(d)(1)(B)	Stockholders Agreement, dated as of April 1, 2003, by and among James L. Clayton, the Clayton Family Foundation, Berkshire Hathaway Inc. and B Merger Sub Inc. (filed as Exhibit 2.2 to the Current Report on Form 8-K, filed April 2, 2003, and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13e-3.

          Not applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CLAYTON HOMES, INC.

By:	/s/ KEVIN T. CLAYTON

Kevin T. Clayton
Chief Executive Officer and President

Dated: June 16, 2003

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 16, 2003.
(a)(1)(B)	Form of Election to Tender Options.
(a)(1)(C)	Letter to Eligible Option Holders.
(a)(2)-(5)	Not applicable.
(b)	Not applicable.
(d)(1)(A)	Agreement and Plan of Merger, dated as of April 1, 2003, by and among Berkshire Hathaway Inc., B Merger Sub Inc. and the Company (filed as Exhibit 2.1 to the Current Report on Form 8-K, filed April 2, 2003, and incorporated herein by reference).
(d)(1)(B)	Stockholders Agreement, dated as of April 1, 2003, by and among James L. Clayton, the Clayton Family Foundation, Berkshire Hathaway Inc. and B Merger Sub Inc. (filed as Exhibit 2.2 to the Current Report on Form 8-K, filed April 2, 2003, and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.